Robert S. Kant
Tel 602.445.8302
Fax 602.445.8100
KantR@gtlaw.com
January 15, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn:	Maryse Mills-Apenteng, Special Counsel
Re:	Synaptics Incorporated Form 10-K for Fiscal Year Ended June 30, 2009
Ladies and Gentlemen:
     On behalf of Synaptics Incorporated, a Delaware corporation (the “Company”), I am confirming that the Company will respond to the Commission’s letter dated December 29, 2009 regarding the Company’s Form 10-K for the fiscal year ended June 30, 2009 by Friday, January 29, 2010.

Sincerely,
/s/ Robert S. Kant
Robert S. Kant

cc:	Thomas J. Tiernan, Synaptics Incorporated Kathleen A. Bayless, Synaptics Incorporated Kermit Nolan, Synaptics Incorporated
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